SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


      (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

            1. The English language press release of Van der Moolen
            Holding N.V. dated April 5, 2006 announcing the change in
             Auditors for the Financial Year 2006 and the financing
           preference shares to become shareholders'equity under IFRS.

           Change in Auditors for the Financial Year 2006

           Van der Moolen Holding N.V. Financing Preference
           Shares to Become Shareholders' Equity Under IFRS


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--April 5, 2006--The Supervisory Board and the Executive Board of Van der Moolen Holding N.V. ("the Company") (NYSE:VDM)(AEX:VDMN) have decided to put out for tender bids for its independent public auditors for the financial year 2006. This decision has been taken for a number of reasons including a desire to find a common auditing firm for both the Company and Curvalue Beheer B.V. and to keep audit expenses as reasonable as possible in what will be a year of very intense work. These bids were sent to a number of audit firms on March 24th, 2006 and included PricewaterhouseCoopers Accountants N.V. ("PwC"), the Company's current auditors. On March 31, 2006, the Company was notified by PwC that, for a number of reasons, they have decided not to participate in the tender for bids for audit firms for the financial year 2006. Upon the Company's request PwC had previously informed the Audit Committee that they would be willing to serve as the auditor in the financial year 2006.
    The Supervisory Board has resolved to propose to the Annual General Meeting of Shareholders to allow the Supervisory Board, in consultation with the Executive Board, to make a choice for the appointment of another international firm to audit the financial statements of the Company for the fiscal year ending December 31, 2006. This proposal allows the Company to make a choice based on an offer to be made by several firms for services and the related financial conditions.
    In their letter dated March 31, 2006, PwC stated that their principal reasons for not participating in the tender were a combination of what they viewed to be the Company's high level of audit risk; the Company's desire to keep its audit expenses under control and the Company's decision to put the 2006 audit out for tender.
    As noted in the Annual Report, the Company expects to comply with the requirements of Sarbanes-Oxley in the course of 2006 and has implemented and strengthened the Group compliance policy in early 2006 as well at taking the remedial actions described in our 2005 Annual report at pages 30 and 31.
    The Company and the Audit Committee have accepted PwC's decision not to tender but would like to thank PwC for all of its professional and good work during these past years.
    The Company has provided PwC with a copy of this disclosure and PwC has agreed that it is accurate.
    The Company proposes to the Annual General Meeting of Shareholders to be held today to change the qualification of the financing preferred shares of the Company under IFRS and to the conditions where under the financing preferred shares are issued in general.
    At December 31, 2005, the dividend for the financing preferred shares B had to be reset for the next seven years. An agreement has been reached with the investors to alter the conditions so that they permit recognition of the financing preferred shares as an equity instrument under IFRS. The necessary alterations in the Articles of Association are tabled for the Annual General meeting of Shareholders today.

    Important elements of the agreement are:

    -- The dividend distribution shall be at the discretion of the Executive Board, with the approval of the Supervisory Board, either be added to the dividend reserves or be paid out as a cash dividend.

    -- With effect from January 1, 2006, the dividend percentage on the financing preference shares B will increase from 5.52% to 8.45% per year.

    -- The yearly compensation of the percentage of the financing preference shares B shall be determined at approximately EUR
        4.1 million for the period of January 1, 2006 until and including 31 December 2012.

    -- The Company is under no obligation to repurchase or cancel the financing preference shares B.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer: This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen Holding N.V.
             Telephone: +31 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 VAN DER MOOLEN HOLDING N.V.

         Date: April 5, 2006     By: /s/ Friedrich M.J. Bottcher
                                     ---------------------------

                                 name: Friedrich M.J. Bottcher
                                 title: Chairman of the Executive Board

                                 By: /s/ Leo J. Pruis
                                     ---------------------------

                                 name: Leo J. Pruis
                                 title: Chief Financial Officer
                                    Member of the Executive Board

                                 By: /s/ Casper F. Rondeltap
                                     ----------------------------
                                 name : Casper F. Rondeltap
                                 title: Member of the Executive Board